April 17, 2006


Mail Stop 4561

Mr. Larry Crawford
Chief Financial Officer
Escala Group, Inc.
623 Fifth Avenue, 27th Floor
New York, NY 10017

Re:	Escala Group, Inc. (f/k/a Greg Manning Auctions, Inc.)
	Form 10-K for the year ended June 30, 2005
		Form 10-Q for the quarter ended September 30, 2005 Form 10-Q for the quarter ended December 31, 2005
	File No. 1-11988

Dear Mr. Crawford:

      We have reviewed your response letter dated April 10, 2006 and have the following additional comments. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended September 30, 2005
Form 10-Q for the quarter ended December 31, 2005

Item 2 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, pages 26 and 31

1. We have read your response to prior comment 1 and note that your proposed revisions do not provide us with sufficient information to evaluate your disclosure. In that regard, your proposed revisions do not appear to include a discussion of the business purpose of the transactions with Afinsa. Please revise to clarify.

2. In addition, as it relates to the 10% fee received from Afinsa, please explain how these services differ from services that you provide to third-party customers. Also, please revise your statements of earnings in future filings to separately present revenue earned from this fee each period as service revenue instead of product sales.

3. Finally, please revise to remove any disclosure that implies transactions were consummated at an arm`s-length basis. Please make similar revisions in the notes to the financial statements. Refer to paragraph 3 of SFAS 57.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.




						Sincerely,



Steven Jacobs
Accounting Branch Chief
Mr. Larry Crawford
Escala Group, Inc.
April 17, 2006
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